FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing the resignation of one Director and two alternate Directors, and the appointment of their substitutes.

Santiago, 26, July 2007

ESSENTIAL INFORMATION

Mr.
Gustavo Arriagada Morales
Superintendent of Banks and Financial Institutions
Present

Subject: Essential Information

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045 and Chapter 18-10 of the Regulations of that Superintendency I hereby inform, as Essential Information, that at the Board of Directors´ meeting, held on 26 July 2007, was accepted the resignation submitted by the Director Mr. Thomas Furst Freiwirth, and by the alternate Directors Mr. Jorge Diaz Vial and Jorge Ergas Heymann. In substitution of them, until the next Ordinary Shareholders Meeting, Mr. Fernando Quiroz Robles was appointed as new Director. Likewise Mr. Thomas Furst Freiwirth was appointed as first alternate Director and Mr. Jorge Ergas Heymann as second alternate Director.

Sincerely,

Fernando Cañas Berkowitz
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2007

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO